Exhibit 4.14

AMENDMENT NUMBER EIGHT
TO THE
TELEPHONE AND DATA SYSTEMS, INC.
TAX-DEFERRED SAVINGS PLAN
WHEREAS, Telephone and Data Systems, Inc., a Delaware corporation (the “Company”), has heretofore adopted and maintains for the benefit of eligible employees of the Company and certain subsidiaries of the Company the “Telephone and Data Systems, Inc. Tax-Deferred Savings Plan” (the “Plan”);
WHEREAS, the Plan was most recently amended and restated, effective as of January 1, 2014; and
WHEREAS, the Company desires to amend the Plan to reflect newly-issued regulations with respect to hardship withdrawals available under the Plan.
NOW, THEREFORE, pursuant to the power of amendment contained in Section 14.1 of the Plan, Section 8.3(a) of the Plan hereby is amended as follows, effective as of April 1, 2019 (or, in the case of clause (vi) of Section 8.3(a)(1), effective as of January 1, 2018):
Section 8.3.    Withdrawals Prior to Termination of Employment Hardship Withdrawals. Subject to the provisions of this subsection (a), a Participant who has taken all loans currently available to the Participant under Section 8.10 and under all other plans of the Employers and Affiliates, has taken all withdrawals (other than hardship withdrawals) currently available to the Participant under this Section 8.3 and under all other plans of deferred compensation, whether qualified or nonqualified, of the Employers and Affiliates, and has incurred a financial hardship may withdraw as of any Valuation Date all or any portion of the combined balance of his or her (i) Before-Tax Contributions, (ii) Designated Roth Contributions and (iii) Rollover Account.
(1)    The amount of such withdrawal shall not exceed the amount needed to satisfy the financial hardship, including amounts necessary to pay any federal, state or local income taxes or any penalties reasonably anticipated to result from the hardship withdrawal. The determination of the existence of a financial hardship and the amount required to be distributed to satisfy such hardship shall be made by the Plan Administrator in a non-discriminatory and objective manner. A financial hardship shall be deemed to exist if and only if the Participant certifies (in writing or by electronic means, as determined by the Plan Administrator) that (A) the financial need is on account of one or more of the following and (B) the Participant has insufficient cash or other liquid assets to satisfy the financial need:
(i)    expenses for (or necessary to obtain) medical care that would be deductible under section 213(d) of the Code (determined without regard to the limitations in section 213(a) (relating to the applicable percentage of adjusted gross income and the recipients of the medical care)) previously incurred by the Participant or his or her Spouse, primary Beneficiary or dependent (as defined in section 152 of the Code, and without regard to sections 152(b)(1), (b)(2) and (d)(1)(B));
(ii)    costs directly related to the purchase of a principal residence for the Participant (excluding mortgage payments);
(iii)    payment of tuition, room and board and related educational fees for up to the next 12 months of post-secondary education for the Participant, or the Participant’s Spouse, primary Beneficiary, children or dependents (as defined in section 152 of the Code, and without regard to sections 152(b)(1), (b)(2) and (d)(1)(B));
(iv)    payments necessary to prevent the eviction of the Participant from the Participant’s principal residence or foreclosure of the mortgage on that residence;
(v)    payments for burial or funeral expenses for the Participant’s deceased parent, Spouse, primary Beneficiary, children or dependents (as defined in section 152 of the Code, and without regard to section 152(d)(1)(B));
(vi)    expenses for the repair of damage to the Participant’s principal residence that would qualify for the casualty deduction under section 165 of the Code (determined without regard to section 165(h)(5) and whether the loss exceeds 10% of adjusted gross income); or
(vii)    the occurrence of any other event determined by the Commissioner of Internal Revenue pursuant to Treasury Regulation section 1.401(k)-1(d)(3)(iv).
(2)    The Participant shall be required to submit any supporting documentation as may be requested by the Plan Administrator.
(3)    Any hardship withdrawal pursuant to this Section 8.3(a) shall be in the form of a lump sum payment.

(4)    A Participant may receive a hardship withdrawal pursuant to this Section 8.3(a) no more than once during any six-month period.
(5)    No hardship withdrawal in an amount less than $500 (or if less, the aggregate amount available to the Participant for hardship withdrawal) shall be permitted.
(6)    The contribution suspension for any Participant whose Plan contributions were suspended due to the Participant’s hardship withdrawal prior to April 1, 2019 shall cease to apply, effective as of April 1, 2019. If the Participant has made an affirmative election with respect to elective deferrals pursuant to Section 3.2(a), Before-Tax Contributions and/or Designated Roth Contributions shall resume beginning as soon as practicable following the end of such suspension at the rate most recently elected by the Participant. If the Participant has made no election under the Plan and prior to such suspension was participating under the automatic enrollment provisions of Section 3.2(b), Before-Tax Contributions shall resume beginning as soon as practicable following the end of such suspension in accordance with the applicable Qualified Percentage of Compensation, including any percentage increase for a new Plan Year, as if no contribution suspension had occurred.
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IN WITNESS WHEREOF, the Company has caused this Amendment Number Eight to be executed by its duly authorized officers this 12th day of June, 2019.

TELEPHONE AND DATA SYSTEMS, INC.

By:	/s/ Daniel J. DeWitt
Chief Executive Officer, Chief Financial Officer or Vice President Human Resources

By:	/s/ LeRoy T. Carlson, Jr.
Chief Executive Officer, Chief Financial Officer or Vice President Human Resources